SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of March 2007
SPECTRUM SIGNAL PROCESSING INC.
(Translation of the Registrant’s Name Into English)
Suite 300, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-                                       &nb sp;
Attached to the Registrant’s Form 6-K for the month of March 2007, and incorporated by reference herein, are the following press releases made by the Registrant:

1. Press Release, March 1, 2007
2. Press Release, March 19, 2007
3. Press Release, March 20, 2007
4. Press Release, March 30, 2007

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SPECTRUM SIGNAL PROCESSING INC.

By: /s/ Elena Kinakin
Name: Elena Kinakin
Title: Vice President Finance and CFO
Dated: March 30, 2007

F O R . I M M E D I A T E . R E L E A S E
Spectrum Signal Processing Selected by Harris Corporation to
Support the U.S. Navy Multi-Mission Unmanned Surface Vehicles
The second contract between Harris Corporation and Spectrum Signal Processing to support future
U.S. littoral systems
Columbia, MD – March 1, 2007 — Spectrum Signal Processing (USA) Inc., a subsidiary of Spectrum Signal Processing Inc., today announced that the Government Communications Systems Division of Harris Corporation (NYSE:HRS) has selected Spectrum’s flexComm™ SDR-4000 rugged software defined radio (SDR) solution to be deployed in field trials of the United States Navy’s Multi-Mission Unmanned Surface Vehicles (MMUSV). Under the agreement, Spectrum will supply the signal processing system onboard the MMUSV that communicates with a processing system aboard a Littoral Combat Ship. Field trials for the MMUSV are scheduled to begin in early 2007.
The MMUSV, a vessel similar to a rigid inflatable boat, is one of the mission modules that can launch from a Littoral Combat Ship. It is designed to operate autonomously and thereby protect boat operators from threats and attacks including extreme environmental conditions and hazardous electromagnetic attack. The MMUSV can be configured to support several different types of missions such as side scanning sonar data collection, weapons missions, anti-submarine warfare or surface ship warfare. Each of these missions will require a different type of data to be collected and communicated to the Littoral Combat Ship. Spectrum’s SDR-4000 will be used to enable the transmission of these different data types.
“The software defined nature of the SDR-4000 provides flexibility in how different types of data can be transmitted. This flexibility, combined with the low power and small form factor design of the SDR-4000, makes it an ideal solution for this complex application,” said Ken Schumacher, Senior Program Manager, Harris Corporation Government Communications Systems Division. “Spectrum’s modular and reconfigurable architecture allows Harris to leverage the foundational knowledge and technology invested in previous developments and apply it to the MMUSV application, saving us valuable time.” He adds, “Spectrum’s responsiveness and solution based approach to business has made them a valuable supplier to Harris.”
“The reconfigurable architecture of Spectrum’s products enables customers like Harris to leverage their investments across multiple projects,” said Michael P. Farley, President of Spectrum Signal Processing (USA) Inc. “This contract builds on our existing relationship with Harris and underscores Spectrum’s value to leading defense contractors.”
Spectrum’s SDR-4000 is a 3U CompactPCI® subsystem that is comprised of two major component level hardware products: the PRO-4600 SDR modem processing engine and the XMC-3321 dual transceiver input/output mezzanine card. RapidIO™ provides a high bandwidth interconnect fabric between these cards, as well as the input/output functionality to ensure the efficient use of the processing resources. Software development tools include Spectrum’s quicComm™ hardware abstraction layer, which facilitates algorithm partitioning and programming, and a real-time operating system. The SDR-4000 can be optimized for program specific size, weight, power consumption, cost and rugged requirements. For more information on the SDR-4000, please visit www.spectrumsignal.com/products.
ABOUT HARRIS CORPORATION
Harris Corporation is an international communications technology company focused on providing assured communications™ products, systems and services for government and commercial customers. The company’s four operating divisions serve markets for government communications, tactical radio, broadcast, and microwave systems. Harris provides systems and service to customers in more than 150 countries. Additional information about Harris Corporation is available at www.harris.com.
Harris Government Communications Systems Division conducts advanced research studies, develops prototypes, and produces and supports state-of-the-art, assured communications™ solutions and information systems that solve the mission-critical challenges of its military and government customers, while serving as the technology base for the company’s diverse commercial businesses.

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ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm product line, please visit www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.
flexComm and quicComm are trademarks of Spectrum Signal Processing Inc. CompactPCI is a registered trademark of the PCI™ Industrial Computer Manufacturers Group. PCI is a trademark of the Peripheral Component Interconnect — Special Interest Group (PCI-SIG). RapidIO is a trademark of the RapidIO Trade Association. Assured communications is a trademark of the Harris Corporation. All other trademarks are the property of their respective owners.
SPECTRUM CONTACTS

Mark Briggs	Brent Flichel
VP, Marketing	President & CEO
Tel: 604.676.6743	Tel: 604.676.6733
Email: mark_briggs@spectrumsignal.com	Email: brent_flichel@spectrumsignal.com

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F O R . I M M E D I A T E . R E L E A S E
Spectrum Signal Processing Selected by French Ministry of Defense
French MoD to Leverage Spectrum’s SDR-3002 IMRDP Product for Communication Equipment Test Initiative
Burnaby, B.C., Canada – March 19, 2007 — Spectrum Signal Processing Inc. today announced the signing of a $850,000 contract with its European distributor, Antycip. Antycip has been awarded a contract by the Centre D’ELectronique de l’Armement (CELAR). Spectrum has received an order for deliveries of multiple flexComm™ SDR-3002 IMRDP systems, training and engineering services over the next nine months. The CELAR may exercise options under the terms of their contract with Antycip that could result in additional follow-on orders to Spectrum totaling approximately $855,000, commencing in 2009.
The CELAR, an organization within the French Ministry of Defence, is a technical test and evaluation center for communications, information security and electronic warfare. The CELAR already has software defined radio (SDR) capabilities and will use Spectrum products to advance its own SDR technology and Software Communication Architecture (SCA) capabilities. This will enable them to test waveforms and radios for SCA compliance.
“The CELAR is recognized in France as the centre of excellence for military communications, and is one of the most capable organizations in this technical area in Europe,” said Dan Simard, Managing Director of Spectrum Signal Processing (UK) Limited. “The CELAR’s selection of the SDR-3002 IMRDP to establish a strategic capability in SCA test is a testimony to Spectrum’s SDR product leadership.”
The SDR-3002 IMRDP is a commercial-off-the-shelf (COTS) solution specifically targeted at international military communications programs. The platform provides a turnkey black-side “RF to Ethernet” processing system and includes sample application software supporting frequency agile operation. This makes the SDR-3002 IMRDP ideal for rapid-prototyping, development and deployment of both wideband and narrowband waveforms. Also included are an SCA Core Framework, an SCA development environment with code generating tools, a real-time operating system and Spectrum’s quicComm™ hardware abstraction layer that facilitates algorithm partitioning and programming. These components are integrated with an RF front-end subsystem. The system is flexible, scalable and can be customized as required within Spectrum’s modified COTS program.
For more information on the SDR-3002 IMRDP, please visit www.spectrumsignal.com/products.
All currency figures are in United States dollars unless stated otherwise.
ABOUT THE CENTRE D’ÉLECTRONIQUE DE L’ARMEMENT
Le CELAR is an organization within the French Ministry of Defence and is a test and evaluation center for communications, information security and electronic warfare.
ABOUT ANTYCIP
Antycip is a major distributor in Western Europe for electronic development tools, real time systems, 3D simulation technologies and test equipment.
Partnering with the world’s leading software and hardware manufacturers, Antycip provides complete solutions, including technical support and training, for digital signal processing, field programmable gate arrays and SDR applications.
More information is available at www.antycip.com.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in

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Columbia, MD, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm product line, please visit www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.
flexComm and quicComm are trademarks of Spectrum Signal Processing Inc. Other product and company names mentioned may be trademarks and/or registered trademarks of their respective holders.
SPECTRUM CONTACTS

Brent Flichel	Mark Briggs
President and Chief Executive Officer	Vice President, Marketing
Tel: 604.676.6733	Tel: 604.676.6743
Email: brent_flichel@spectrumsignal.com	Email: mark_briggs@spectrumsignal.com

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F O R . I M M E D I A T E . R E L E A S E
Spectrum Signal Processing Restates 2004 and 2005
U.S. GAAP Financial Results for Non-Cash Charges
Burnaby, B.C., Canada – March 20, 2007 – Spectrum Signal Processing Inc. today announced the restatement of its financial results for its fiscal years ended December 31, 2004 and 2005. This restatement pertains to U.S. generally accepted accounting principles (“GAAP”) only and does not impact the Company’s financial results in accordance with Canadian GAAP. These are non-cash charges that do not impact the Company’s operations or cash flows.
The restatement results from a recent interpretation by U.S. regulatory authorities of the U.S. GAAP contained in the Statement of Financial Accounting Standards (“SFAS”) 133, Accounting for Derivative Instruments and Hedging Activities. The interpretation under U.S. GAAP requires that, when a Company’s share purchase warrants have an exercise price denominated in a currency other than the Company’s functional currency, those share purchase warrants be classified as liabilities at their fair value with any changes in fair value being included in the calculation of net earnings. In these circumstances, the Company would record a gain or loss in each period when the fair value of the share purchase warrants decreases or increases.
As a result of this interpretation, the Company will include a restatement of comparative figures in its U.S. GAAP financial statements for the year ended December 31, 2006.
The effect of the restatement is an increase to the Company’s 2004 net loss of $1,483,000 and a decrease to the Company’s 2005 net loss of $792,000. For the year ended December 31, 2006, the Company will also include a gain of $27,000 related to the change in fair value of Canadian dollar denominated share purchase warrants during the period. As of December 31, 2006 all but 207,931 of the Canadian dollar denominated share purchase warrants have been exercised or have expired. The remaining outstanding share purchase warrants have an estimated fair market value of $11,000, as calculated using the Black-Scholes option-pricing model, and are recorded as a current liability on the Company’s balance sheet. If the share purchase warrants are exercised, the fair value of the warrants at the date of exercise will be reclassified to stockholders’ equity. As of December 31, 2006, the cumulative effect of the issuance and exercise of the Canadian dollar denominated share purchase warrants is an increase to share capital, warrants and additional paid-in capital of $653,000.
“This restatement relates to non-cash charges that do not impact Spectrum’s operations or cash flows,” stated Brent Flichel, Spectrum’s President and Chief Executive Officer. “The U.S. regulatory authorities have recently provided their interpretation of some complex accounting rules affecting our previously reported financial results. In our effort to provide transparent financial reporting, we are providing this restatement information to the markets today.”
(All currency amounts are in U.S. dollars unless stated otherwise)
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, public safety, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides application engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. More information on Spectrum and its flexComm™ product line is available at www.spectrumsignal.com.

FORWARD-LOOKING SAFE HARBOUR STATEMENT
The statements by the Company’s management and the above statements contained in this Business Outlook are forward-looking statements that involve a number of risks and uncertainties. In addition to factors discussed above, among other factors that could cause actual results to differ materially are the following: viability of business strategy, liquidity and capital resources, variability of quarterly and annual operating results, contract performance, risks and uncertainties associated with defense related contracts, reliance on significant customers, technological change, risk of the design-in process, competition, reliance on key personnel, inflation and foreign currency fluctuations, potential undetected errors, audit firm risk, dependence on third party suppliers, export controls, intellectual property rights, share-based compensation, contract manufacturing, environmental and safety regulations, reliance on third party distributors, international operations and markets, uncertainty of current economic and political conditions, availability of licenses, corporate governance and public disclosure regulations, reliance on information technology systems and networks and the ability to obtain adequate insurance coverage. Readers are referred to Spectrum’s assumptions and other risk factors set out in the most current Annual Report filed on Form 20-F with the Securities and Exchange Commission and with the British Columbia Securities Commission. The Company wishes to caution readers not to place undue reliance upon any such forward-looking statements, which reflect management’s best effort to provide guidance based on all known conditions on the date the statements are made. The Company may or may not update these forward-looking statements in the future.
flexComm is a trademark of Spectrum Signal Processing Inc. Other product and company names mentioned may be trademarks and/or registered trademarks of their respective holders.
SPECTRUM CONTACT
Brent Flichel
President and Chief Executive Officer
Tel: 604.676.6733
E-mail: brent_flichel@spectrumsignal.com

F O R . I M M E D I A T E . R E L E A S E
Spectrum Signal Processing Receives Going Concern Qualification
Burnaby, B.C., Canada – March 30, 2007 – Spectrum Signal Processing Inc. (“Spectrum”) today announced that its financial statements for the fiscal year ended December 31, 2006, included in the Company’s Annual Report on Form 20-F filed on March 26, 2007, contain a going concern qualification from its independent accounting firm, KPMG LLP. As of December 31, 2006, the Company had cash and cash equivalents of $1.7 million and net working capital of $3.5 million. The Company has an undrawn line of credit facility of up to Cdn$2.9 million.
On February 16, 2007, Spectrum announced the signing of a definitive agreement with Vecima Networks Inc. (“Vecima”) under which Vecima will acquire all the outstanding common shares of Spectrum. The transaction with Vecima will be carried out by way of a statutory plan of arrangement and must be approved by the British Columbia Supreme Court and by the affirmative vote of the holders of 75 percent of Spectrum’s shares. The transaction is also subject to certain closing conditions, including the approval of the United States Department of State and the Committee on Foreign Investments in the United States (CFIUS) as well as the receipt of all other required regulatory approvals and customary closing conditions. The transaction is expected to close in April 2007.
This announcement is being made in compliance with Nasdaq Marketplace Rule 4350(b)(1)(B), which requires separate disclosure of receipt of an audit opinion that contains a going concern qualification. This announcement does not represent any change or amendment to the Company’s 2006 financial statements or to its Annual Report on Form 20-F.
All currency figures contained in this press release are expressed in United States dollars unless otherwise stated.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, public safety, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides application engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. More information on Spectrum and its flexComm™ product line is available at www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
The statements by Spectrum’s management and the above statements contained in this Business Outlook are forward-looking statements that involve a number of risks and uncertainties. In addition to factors discussed above, among other factors that could cause actual results to differ materially are the following: viability of business strategy, liquidity and capital resources, the uncertainty surrounding the transaction with Vecima Networks Inc., the disruption to the business related to the pendency of the transaction with Vecima Networks Inc., uncertainty pertaining to Spectrum’s NASDAQ listing, going concern note, variability of quarterly and annual operating results, contract performance, risks and uncertainties associated with defense related contracts, reliance on significant customers, technological change, risk of the design-in process, competition, reliance on key personnel, inflation and foreign currency fluctuations, potential undetected errors, dependence on third party suppliers, export controls, intellectual property rights, contract manufacturing, environmental and safety regulations, reliance on third party distributors, international operations and markets, uncertainty of current economic and political conditions, availability of licenses, corporate governance and public disclosure regulations, reliance on information technology systems and networks and the ability to obtain adequate insurance coverage. Readers are referred to Spectrum’s assumptions and other risk factors set out in the most current Annual Report filed on Form 20-F with the Securities and Exchange Commission and with the British Columbia Securities Commission. Spectrum wishes to caution readers not to place undue reliance upon any such forward-looking statements, which reflect management’s best effort to provide guidance based on all known conditions on the date the statements are made. Spectrum may or may not update these forward-looking statements in the future.
flexComm is a trademark of Spectrum Signal Processing Inc. Other product and company names mentioned may be trademarks and/or registered trademarks of their respective holders.
SPECTRUM CONTACT
Brent Flichel
President and Chief Executive Officer
Tel: 604.676.6733
E-mail: brent_flichel@spectrumsignal.com